Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 19, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 19, 2005, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Results Announcement, dated April 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)
	Name:	Miao Fuchun
Date: April 19, 2005	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR

THE YEAR ENDED 31 DECEMBER 2004

RESULTS OF THE GROUP

China Life Insurance Company Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2004 together with last year’s comparative figures as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2004

		2004	2003
	Note	RMB million	RMB million
REVENUES
Gross written premiums and policy fees		66,257	69,334
Less: premiums ceded to reinsurers		(1,182)	(1,571)

Net written premiums and policy fees		65,075	67,763
Net change in unearned premium reserves		(67)	(547)

Net premiums earned and policy fees		65,008	67,216

Net investment income	1	11,317	9,825
Net realised (loss)/gain on investments	1	(237)	868
Net unrealised (loss)/gain on trading securities	1	(1,061)	247
Other income		1,779	727

Total revenues		76,806	78,883

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	2	(6,816)	(8,570)
Accident and health claims and claim adjustment expenses	2	(6,418)	(4,882)
Increase in future life policyholder benefits	2	(33,154)	(43,084)
Interest credited to policyholder contract deposits		(4,320)	(7,260)
Policyholder dividends and participation in profits		(2,048)	(1,207)
Amortisation of deferred policy acquisition costs	3	(6,263)	(5,023)
Underwriting and policy acquisition costs		(1,472)	(1,294)
Administrative expenses		(6,585)	(6,862)
Other operating expenses		(131)	(872)
Interest expense on bank borrowings		—	(7)
Statutory insurance levy		(96)	(85)

Total benefits, claims and expenses		(67,303)	(79,146)

Profit/(loss) before income tax expenses and minority interests	4	9,503	(263)
Income tax expenses	5	(2,280)	(1,180)

Profit/(loss) before minority interests		7,223	(1,443)
Minority interests		(52)	15

Profit/(loss) attributable to shareholders		7,171	(1,428)

Dividends		—	—

Basic and diluted earnings/(loss) per share	6	RMB 0.27	RMB (0.07)

NOTES TO THE FINANCIAL STATEMENTS:

1.	Investment results

		2004	2003
		RMB million	RMB million
Net investment income:
Fixed maturity securities		3,720	2,793
Equity securities		646	312
Term deposits and cash and cash equivalents		6,744	5,543
Investment properties		—	58
Investment in associated companies		—	16
Policy loans		11	4
Securities purchased under agreements to resell		253	1,121
Other investments		—	10

Subtotal		11,374	9,857
Securities sold under agreements to repurchase		(10)	(7)
Investment expense		(47)	(25)

Total		11,317	9,825

Net realised (loss)/gain:
Fixed maturity securities
Gross realised gains		18	661
Gross realised losses		(15)	(104)
Impairment	(i)	(320)	(7)

Subtotal		(317)	550
Equity securities
Gross realised gains		97	458
Gross realised losses		(17)	(140)
Impairment		—	—

Subtotal		80	318

Total		(237)	868

Net unrealised (loss)/gain on trading securities:
Fixed maturity securities		11	—
Equity securities		(1,072)	247

Total		(1,061)	247

Note:

(i)	As of 31 December 2004, the carrying value of government bonds plus the related accrued interest entrusted with Min Fa Security Limited Company (“Min Fa Security”) for custody by the Company totalled RMB412 million. The government bonds entrusted in Min Fa Security are for custodian purposes only and not a part of an asset management arrangement. In order to centralize the control over these bonds, the Company has asked Min Fa Security to transfer the custodian. Min Fa Security was unable to execute the transfer and it became known that Min Fa Security is in financial difficulty. Subsequently, the China Securities and Regulatory Commission announced on 18 October 2004 that from close of business on 18 October 2004, the assets of Min Fa Security have been put into the custody of and are being operated by China Oriental Asset Management Corporation (“China Oriental”). The Company has registered its claim against Min Fa Security in January 2005.

As a result, the Company has made a provision of RMB320 million. The Company continues to take all of the above necessary steps to safeguard the Company’s rights over the bonds. As of the issue date of the financial statements, except for the bonds with Min Fa Security, all other fixed maturity and equity securities are entrusted with China Life Assets Management Company Limited (“AMC”), the subsidiary of the Company.

2.	Benefits, claims and expenses

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2004
Accident and health claims and claim adjustment expenses	7,469	(1,051)	6,418
Life insurance death and other benefits	6,816	—	6,816
Increase in future life policyholder benefits	33,154	—	33,154

Total insurance benefits and claims	47,439	(1,051)	46,388

For the year ended 31 December 2003
Accident and health claims and claim adjustment expenses	5,744	(862)	4,882
Life insurance death and other benefits	8,570	—	8,570
Increase in future life policyholder benefits	43,084	—	43,084

Total insurance benefits and claims	57,398	(862)	56,536

3.	Deferred policy acquisition costs

	Group
	2004	2003
	RMB million	RMB million
Gross
At 1 January	25,164	18,411
Acquisition costs deferred	13,672	11,818
Amortisation charged to income	(6,559)	(5,350)
Unrealised losses on investments	704	285

At 31 December	32,981	25,164

Ceded
At 1 January	(296)	(327)
Acquisition costs deferred	(194)	(296)
Amortisation charged to income	296	327

At 31 December	(194)	(296)

Net
At 1 January	24,868	18,084
Acquisition costs deferred	13,478	11,522
Amortisation charged to income	(6,263)	(5,023)
Unrealised losses on investments	704	285

At 31 December	32,787	24,868

	Company
	2004	2003
	RMB million	RMB million
Gross
At 1 January (2004)/1 July (2003)	25,164	21,599
Acquisition costs deferred	13,672	5,839
Amortisation charged to income	(6,559)	(2,534)
Unrealised losses on investments	704	260

At 31 December	32,981	25,164

Ceded
At 1 January (2004)/1 July (2003)	(296)	(317)
Acquisition costs deferred	(194)	(138)
Amortisation charged to income	296	159

At 31 December	(194)	(296)

Net
At 1 January (2004)/1 July (2003)	24,868	21,282
Acquisition costs deferred	13,478	5,701
Amortisation charged to income	(6,263)	(2,375)
Unrealised losses on investments	704	260

At 31 December	32,787	24,868

4.	Profit/(loss) before income tax expenses and minority interests

Profit/(loss) before taxation is stated after charging the following:

	2004	2003
	RMB million	RMB million
Staff costs
Wages and salary	2,827	2,879
Housing benefits	199	139
Contribution to the defined contribution pension plan	295	122
Depreciation – owned property, plant and equipment	746	1,144
Loss on disposal of property, plant and equipment	5	124
Deficit on revaluation of investment properties	—	181
Auditors’ remuneration	32	17

5.	Taxation

(a)	The amount of taxation charged to the consolidated profit and loss account represents:

	2004	2003
	RMB million	RMB million
Current taxation – Enterprises income tax	79	139
Deferred taxation	2,201	1,041

Taxation charges	2,280	1,180

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	2004	2003
	RMB million	RMB million
Profit/(loss) before income tax expenses and minority interests	9,503	(263)

Tax computed at the statutory tax rate of 33%	3,136	(87)
Non taxable income	(923)	(183)
Expenses not deductible for tax purposes	67	628
Unrecognised deferred tax assets	—	822

Income taxes at effective tax rate	2,280	1,180

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts.

(c)	At 31 December 2004, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%

The movement on the deferred income tax liabilities account is as follows:

	Group
	2004	2003
	RMB million	RMB million
At 1 January	3,686	—
Deferred taxation charged to profit and loss account	2,201	1,041
Taxation charged to equity
– change in unrealised losses of non-trading securities, deferred policy acquisition costs, and future life policyholder benefits	(1,516)	(594)
– arising from the Restructuring	—	3,239

At 31 December	4,371	3,686

(d)	The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax assets	Future policyholder benefits and policyholder contract deposit and other funds	Revaluation surplus	Unearned premium reserve	Unrealised loss	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2003	—	—	—	—	—
(Charged)/credited to profit and loss account	168	(6)	142	—	304
Charged to equity	3,344	540	(25)	469	4,328

At 31 December 2003	3,512	534	117	469	4,632

At 1 January 2004	3,512	534	117	469	4,632
(Charged)/credited to profit and loss account	63	(18)	(174)	—	(129)
Charged to equity	348	—	—	1,400	1,748

At 31 December 2004	3,923	516	(57)	1,869	6,251

Deferred tax liabilities	Deferred policy acquisition costs	Others	Total
	RMB million	RMB million	RMB million
At 1 January 2003	—	—	—
Charged to profit and loss account	(1,097)	(248)	(1,345)
Charged to equity	(7,109)	136	(6,973)

At 31 December 2003	(8,206)	(112)	(8,318)

At 1 January 2004	(8,206)	(112)	(8,318)
Charged to profit and loss account	(2,381)	309	(2,072)
Charged to equity	(232)	—	(232)

At 31 December 2004	(10,819)	197	(10,622)

	2004	2003
	RMB million	RMB million
Deferred tax assets	6,251	4,632
Deferred tax liabilities	(10,622)	(8,318)

	(4,371)	(3,686)

6.	Earnings/(loss) per share

There is no difference between basic and diluted earnings/(loss) per share. The basic and diluted gain per share for the year ended 31 December 2004 is based on the weighted average number of 26,764,705,000 (2003: 20,249,798,526) ordinary shares in issue during the year

For the purpose of gain/(loss) per share computations, the Company’s issuance of 20,000 million shares to CLIC is given retroactive treatment and considered outstanding for 2003.

7. Segment information

	For the year ended 31 December 2004
	Individual Life	Group life	Accident & Health	Corporate & other	Total
		(RMB million)
Revenues
Gross written premiums and policy fees	54,909	742	10,606	—	66,257
Gross written premiums	50,113	344	—	—
- Term	183	28	—	—
- Whole	19,629	316	—	—
- Endowment	26,511	—	—	—
- Annuity	3,790	—	—
Policy fees	4,796	398	—	—
Net premiums earned and policy fees	54,902	742	9,364	—	65,008
Net investment income	9,986	1,137	194	—	11,317
Net realised losses on investments	(209)	(24)	(4)	—	(237)
Net unrealised losses on trading securities	(936)	(107)	(18)	—	(1,061)
Other income	—	—	—	1,779	1,779

Segment revenue	63,743	1,748	9,536	1,779	76,806

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(6,422)	(394)	—	—	(6,816)
Accident and health claims and claim adjustment expenses	—	—	(6,418)	—	(6,418)
Increase in future life policyholder benefits	(33,013)	(141)	—	—	(33,154)
Interest credited to policyholder contract deposits	(3,678)	(642)	—	—	(4,320)
Policyholder dividends and participation in profits	(1,909)	(139)	—	—	(2,048)
Amortization of deferred policy acquisition costs	(5,888)	(197)	(178)	—	(6,263)
Underwriting and policy acquisition costs	(1,038)	(13)	(421)	—	(1,472)
Administrative expenses	(3,241)	(510)	(1,231)	(1,603)	(6,585)
Other operating expenses	(51)	(8)	(20)	(52)	(131)
Statutory insurance levy	—	—	(96)	—	(96)

Segment benefits, claims and expenses	(55,240)	(2,044)	(8,364)	(1,655)	(67,303)

Segment results	8,503	(296)	1,172	124	9,503

Income tax expenses	—	—	—	(2,280)	(2,280)
Minority interests	—	—	—	(52)	(52)

Net profit/(loss)	8,503	(296)	1,172	(2,208)	7,171

Unrealized loss charged to equity	(2,715)	(309)	(53)	—	(3,077)

	As at 31 December 2004
	Individual life	Group life	Accident & Health	Corporate & other	Total
		(RMB million)
Assets
Investments	330,800	37,676	6,414	—	374,890
Deferred policy acquisition costs	31,466	1,054	267	—	32,787
Accrued investment income	4,486	511	87	—	5,084

Segment assets	366,752	39,241	6,768	—	412,761

Unallocated
Property, plant and equipment, net					12,250
Other assets					8,660

Total					433,671

Liabilities
Future life policyholder benefits	116,024	1,277	—	—	117,301
Policyholder contract deposits and other funds	190,791	35,205	—	—	225,996
Unearned premium reserves	—	—	5,212	—	5,212
Reserves for claims and claim adjustment expenses	—	—	1,215	—	1,215

Segment liabilities	306,815	36,482	6,427	—	349,724

Unallocated
Other liabilities					17,045

Total					366,769

	For the year ended 31 December 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
		(RMB million)
Revenues
Gross written premiums and policy fees	58,541	588	10,205	—	69,334
Gross written premiums	52,773	260	—	—
– Term	293	8	—	—
– Whole	25,821	252	—	—
– Endowment	17,819	—	—	—
– Annuity	8,840	—	—	—
Policy fees	5,768	328	—	—
Net premiums earned and policy fees	58,541	588	8,087	—	67,216
Net investment income	8,472	1,190	163	—	9,825
Net realised gains on investments	748	108	12	—	868
Net unrealised gains on trading securities	207	36	4	—	247
Other income	—	—	—	727	727

Segment revenue	67,968	1,922	8,266	727	78,883

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(826)	—	—	(8,570)
Accident and health claims and claim adjustment expenses	—	—	(4,882)	—	(4,882)
Increase in future life policyholder benefits	(43,203)	119	—	—	(43,084)
Interest credited to policyholder contract deposits	(5,029)	(2,231)	—	—	(7,260)
Policyholder dividends and participation in profits	(1,152)	(55)	—	—	(1,207)
Amortization of deferred policy acquisition costs	(4,873)	(47)	(103)	—	(5,023)
Underwriting and policy acquisition costs	(882)	(8)	(404)	—	(1,294)
Administrative expenses	(5,047)	(131)	(1,347)	(337)	(6,862)
Other operating expenses	(246)	(6)	(65)	(555)	(872)
Interest expenses on bank borrowings	—	—	—	(7)	(7)
Statutory insurance levy	—	—	(85)	—	(85)

Segment benefits, claims and expenses	(68,176)	(3,185)	(6,886)	(899)	(79,146)

Segment results	(208)	(1,263)	1,380	(172)	(263)

Income tax expenses	—	—	—	(1,180)	(1,180)
Minority interests	—	—	—	15	15

Net profit/(loss)	(208)	(1,263)	1,380	(1,337)	(1,428)

Unrealized loss charged to equity	(2,356)	(331)	(45)	—	(2,732)

	As at 31 December 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
		(RMB million)
Assets
Investments	237,416	35,160	6,672	—	279,248
Deferred policy acquisition costs	24,131	559	178	—	24,868
Accrued investment income	2,444	362	69	—	2,875

Segment assets	263,991	36,081	6,919	—	306,991

Unallocated
Property, plant and equipment, net					12,008
Other assets					9,721

Total					328,720

Liabilities
Future life policyholder benefits	81,658	1,060	—	—	82,718
Policyholder contract deposits and other funds	135,090	19,641	—	—	154,731
Unearned premium reserves	—	—	5,382	—	5,382
Securities sold under agreements to repurchase	5,482	812	154	—	6,448
Reserves for claims and claim adjustment expenses	—	—	814	—	814

Segment liabilities	222,230	21,513	6,350	—	250,093

Unallocated
Other liabilities					15,871

Total					265,964

CONSOLIDATED BALANCE SHEET – AUDITED

As at 31 December 2004

	2004	2003

	RMB million	RMB million
ASSETS
Investments
Fixed maturity securities	150,234	70,604
Held-to-maturity securities, at amortised cost	79,603	—
Non-trading securities, at estimated fair value	69,791	70,604
Trading securities, at estimated fair value	840	—
Equity securities	17,271	10,718
Non-trading securities, at estimated fair value	12,597	5,550
Trading securities, at estimated fair value	4,674	5,168
Term deposits	175,498	137,192
Statutory deposits – restricted	4,000	4,000
Policy loans	391	116
Securities purchased under agreements to resell	279	14,002
Cash and cash equivalents	27,217	42,616

	374,890	279,248

Other assets
Accrued investment income	5,084	2,875
Premiums receivables	3,912	2,801
Reinsurance assets	1,297	997
Deferred policy acquisition costs	32,787	24,868
Property, plant and equipment, net of accumulated depreciation	12,250	12,008
Other	3,451	5,923

	58,781	49,472

Total assets	433,671	328,720

LIABILITIES AND EQUITY
Liabilities
Future life policyholder benefits	117,301	82,718
Policyholder contract deposits and other funds	225,996	154,731
Unearned premium reserves	5,212	5,382
Reserves for claims and claim adjustment expenses	1,215	814
Annuity and other insurance balances payable	2,801	638
Premiums received in advance	2,447	2,407
Policyholder dividends payable	2,037	1,916
Securities sold under agreements to repurchase	—	6,448
Other liabilities	4,960	6,891
Deferred tax liabilities	4,371	3,686
Statutory insurance fund	429	333

Total liabilities	366,769	265,964

Contingencies and commitments
Minority interest	372	320

Shareholders’ equity
Share capital	26,765	26,765
Reserves	31,573	34,051
Retained Earnings	8,192	1,620

Total shareholders’ equity	66,530	62,436

Total liabilities and equity	433,671	328,720

Note:

Basis of preparation

The consummation of the Restructuring occurred for accounting purposes on 30 September 2003, which is the date on which the Company and CLIC signed the legally binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

Prior to the consummation of the Restructuring, the Transferred Business and Non-transferred Business have been historically under common management from a number of significant aspects, such as policy design, distribution, plan servicing, asset management, accounting and financing. Therefore, the Company’s consolidated financial statements for the year up to the date of the consummation of the Restructuring reflect the consolidated financial results of the business of CLIC and its subsidiaries (including both the Transferred Business and Non-transferred Business). Accordingly, the Company’s consolidated financial statements for the year ended 31 December 2003 included the results of the Transferred Business and Non-transferred Business up to 30 September 2003, the consummation date of the Restructuring and the results of the Transferred Business from 1 October 2003 to 31 December 2003. The consolidated financial statements for the year ended 31 December 2004 include the results of the transferred business only.

Upon the consummation date of the Restructuring, the Non-transferred business, consisting of an excess of liabilities over assets, retained by CLIC was derecognised and reflected in the Company's financial statements as a capital contribution on such date. This presentation is considered appropriate as CLIC wholly owns the Transferred Business transferred to the Company before and immediately after the Restructuring. The net liabilities relating to Non-transferred business retained by CLIC is RMB217,352 million.

CHAIRMAN’S Statement

Dear Shareholders,

I am pleased to present to you the Company's operating results for the financial year ended December 31, 2004. During our first full financial year following our restructuring and listing, the Company made substantial progress towards our strategic goal of establishing ourselves as a world-class life insurance company. Operations remained steady and stable, our business continued to grow, and we made significant improvements to our internal control mechanisms. We have worked diligently to fulfill the commitments made to our shareholders.

Note:	All of the Company's financial data in this statement for the twelve months ended December 31, 2003 are on an unaudited pro forma basis giving effect to the restructuring of the Company as if it had come into effect on January 1, 2003.

Achieving steady operations and continuous growth

For the year ended December 31, 2004, the Company's gross written premiums and policy fees reached RMB66,257 million, an increase of 25.2% from the previous year. Growth in first year gross written premiums attributable to regular premium risk-type products reached 94.5%. Based on the People's Republic of China Generally Accepted Accounting Principles ("PRC GAAP"), the growth rate of our premiums reached 11.4%, which not only surpassed the average growth rate of China's insurance industry by 4.2 percentage points, but was also higher than China's GDP growth rate of 9.5%. By steadily and continuously expanding our business, we maintained our leading position in China's life insurance industry while enhancing our profitability. For the year ended December 31, 2004, the Company's net profit reached 7,171 million.

We disclosed our annual embedded value figures for the first time in this year's annual results announcement. As at December 31, 2004, the Company's embedded value was RMB90,073 million. The value of new business for the year ended December 31, 2004 was RMB6,504 million. These two figures provide useful information to investors in two respects. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. The value of one year's sales provides an indication of the value being created for investors by new business activity and hence the potential of the business.

Adjusting business structure to enhance profitability

In 2004, we continued to adjust our business structure with a view to further improving profitability. In the area of product development, we focused on expanding our product suite of risk-type participating policies. We effectively utilized sales results targets to incentivize our sales team, thereby driving the growth of risk-type and regular premium products. During the year, the premiums of our risk-type products reached an increase of 28.9% from the previous year, resulting in significantly higher profitability of our business. Growth in first year gross written premiums from risk-type regular premium products was higher than that from risk-type single-premium products by more than 133.3 percentage points, enhancing the long-term sustainability of profitability.

Enhancing competitiveness by expanding sales channels

We have the largest sales team in China and the most extensive distribution network, covering almost all county level administrative regions, except in the Tibet Autonomous Region. Our three major distribution channels are individual agents, direct sales teams and intermediaries such as banks and post offices. As at December 31, 2004, we had approximately 668 thousand individual agents, a direct sales team with 12 thousand full-time staff, and a network of more than 87 thousand cooperating bank branches and post offices. We use results targets - such as profit level, revenue from risk-type products and revenue from regular premium products - to guide adjustments of the business structure of individual agents and intermediaries, resulting in overall business quality improvements.

Enhancing internal control and corporate governance

In the area of business management, we underwent a comprehensive reorganization and reform of our business handling procedures, and designed a new life insurance business management system, based on customer needs as our guidance. Regarding information management, we further developed, integrated and improved our core operating system by formulating an information utilization strategy. In 2004, we further strengthened internal control measures by introducing and improving several regulations and guidelines including the Internal Control Handbook, Internal Control Mechanism for Financial Reporting, Staff Ethics Guidelines, Internal Control Guidelines for Prevention of Fraud.

We placed strong emphasis on the effective functioning of the Board of Directors, the Supervisory Committee and the committees formed under the Board of Directors. We also enhanced the role of our independent directors, and appointed a Chief Actuary to strengthen our investment and risk management capabilities. Besides strict adherence to relevant Chinese law, efforts were also made to meet the requirements of regulatory standards for overseas listings. Under the precondition that the needs for our strategic development are met, we have invested significant resources and are working towards compliance with the Code on Corporate Governance Practices in Hong Kong and U.S. Sarbanes-Oxley Act. We improved our information disclosure as part of our efforts in enhancing transparency and corporate governance.

Controlling costs and maintaining financial strength

Under the precondition of ensuring continued business development, we stepped up cost control efforts. In 2004, we met the budget targets set by the Board of Directors. Our consolidated cost control ratio was 18.6%, which was 1.5 percentage points lower than 2003. We will continue to use centralized procurement to control major cost item expenses and financial budgets to increase profitability and to control branch and subsidiary expenses.

With regards to financial management, we ensured that our business development targets were met through effective budget management. We have striven to lower our cost ratios at a reasonable pace while at the same time ensuring the continuous development of our business. In the area of risk management, we enhanced our investment risk management capabilities to improve investment returns. These measures effectively strengthened our budget management and financial risk control abilities, which in turn improved overall efficiency. Our solvency was maintained at a healthy level; as at December 31, 2004, our actual solvency ratio reached 3.15 times the minimum regulatory requirement.

Dividends

The Company will declare no shareholder dividends for 2004.

Major litigations

The nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors between March 16, 2004 and May 14, 2004 has been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on behalf of the Company. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. The likelihood of an unfavourable outcome is still uncertain.

2005 Outlook

With improvements in the policy environment, a diversification of channels for investment, and increasing market competition, 2005 will present many opportunities and challenges. We will maintain our strategic focus on steady business growth: to further improve our business structure, and to enhance our profitability. In addition, we will continue our efforts to improve our investment performance and enhance shareholder value.

Finally, I would like to take this opportunity to extend my heartfelt gratitude to our staff for their hard work and dedication. I would also like to express my sincere thanks for the support of our shareholders, as well as for the close cooperation of the Board of Directors, the Supervisory Committee, and the Management.

MANAGEMENT DISCUSSION AND ANALYSIS

Recent Developments

Class Action Litigations

The nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors between March 16, 2004 and May 14, 2004 have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. We have engaged U.S. counsel to contest vigorously on behalf of us. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission ("SEC") requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We intend to cooperate and are cooperating fully with the inquiry.

Operating Results

The restructuring of our predecessor CLIC was legally effective under PRC law and the restructuring on June 30, 2003; for accounting purposes, however, the restructuring is deemed to have occurred as of September 30, 2003. Accordingly, our historical profit and loss accounts data for 2003 includes data for our predecessor through September 30, 2003 and data for the Company from October 1, 2003 through December 31, 2003. As described more fully below, the year-on-year changes for many of the line items discussed below reflect the effect of the restructuring. For example, net premiums earned and policy fees for 2004 and for the time period from October 1, 2003 through December 31, 2003 does not include any net premiums and policy fees attributable to the non-transferred policies which were retained by CLIC. Likewise, the investment assets retained by CLIC are not included in our balance sheet as of December 31, 2003 and the income from such retained investment assets attributable to the period from October 1, 2003 through December 31, 2003 and for 2004, both realized and unrealized, is not included in our profit and loss accounts. The impact of the restructuring on accident and health insurance business is less significant than that on individual and group businesses, since a greater portion of accident and health policies are comprised of transferred policies.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees decreased by RMB2,208 million, or 3.3%, to RMB65,008 million in 2004 from RMB67,216 million in 2003. This decrease was primarily due to the effect of the restructuring described above as well as a decrease in policy fees from the individual life insurance business, offset in part by increases in net premiums earned from the individual life insurance business, group life insurance business and accident and health insurance business.

Net premiums earned and policy fees attributable to the transferred and new policies increased by RMB14,201 million, or 28.0%, to RMB65,008 million in 2004 from RMB50,807 million in 2003. This increase was primarily due to increases in net premiums earned from the individual life insurance, group life insurance business and the accident and health insurance businesses, offset in part by a decrease in policy fees from the individual life insurance business. Net premiums earned from risk-type participating products were RMB22,363 million in 2004, an increase of RMB8,946 million, or 66.7%, from RMB13,417 million in 2003. This increase was primarily due to an increased market demand, as well as our increased sales efforts, for endowment products. Of total net premiums earned in 2004 and attributable to the transferred and new policies, RMB2,780 million was attributable to single premium products and RMB47,670 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2003 and attributable to the transferred and new policies, RMB4,553 million was attributable to single premium products and RMB32,610 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business decreased by RMB3,639 million, or 6.2%, to RMB54,902 million in 2004 from RMB58,541 million in 2003. This decrease was primarily due to the restructuring effect, as well as a reduction in policy fees, offset in part by increases in sales of endowment products and whole life products, as a result of the adjustment of our product selling strategy in the last quarter of 2003 to concentrate more on risk-type products.

Net premiums earned and policy fees from the individual life insurance business attributable to the transferred and new policies increased by RMB12,614 million, or 29.8%, to RMB54,902 million in 2004 from RMB42,288 million in 2003. This increase was primarily due to increases in sales of endowment products and whole life products, offset in part by a reduction in policy fees, as a result of the adjustment of our product selling strategy in the last quarter of 2003 to concentrate more on risk-type products and regular premium products.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business increased by RMB154 million, or 26.2%, to RMB742 million in 2004 from RMB588 million in 2003. This increase was primarily due to an increase in sales of investment-type products, which led to a growth in policy fees, and an increase in sales of whole-life insurance products, notwithstanding the effect of the restructuring described above.

Net premiums earned and policy fees from the group life insurance business attributable to the transferred and new policies increased by RMB310 million, or 71.8%, to RMB742 million in 2004 from RMB432 million in 2003. This increase was primarily due to an increase in sales of investment-type products, which led to a growth in policy fees and an increase in sales of whole-life insurance products.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (which comprises short-term products) increased by RMB1,277 million, or 15.8%, to RMB9,364 million in 2004 from RMB8,087 million in 2003. Gross written premiums from the accident insurance business increased by RMB97 million, or 2.0%, to RMB4,977 million in 2004 from RMB4,880 million in 2003 and gross written premiums from the health insurance business increased by RMB304 million, or 5.7%, to RMB5,629 million in 2004 from RMB5,325 million in 2003. These changes were primarily due to our increased sales efforts for short-term products, as well as an increase in sales of our long-term products with short-term riders.

Substantially all of the net premiums earned were from transferred and new policies.

Net Investment Income

Net investment income increased by RMB1,492 million, or 15.2%, to RMB11,317 million in 2004 from RMB9,825 million in 2003. This increase was primarily due to an overall growth in investment assets during 2004, notwithstanding the restructuring effect described above.

As of December 31, 2004, total investment assets were RMB374,890 million and the investment yield for the year ended December 31, 2004 was 3.5%. As of December 31, 2003, total investment assets were RMB279,248 million and the investment yield for the year ended December 31, 2003 was 3.4% (which includes the investment yield for investment assets held by CLIC through September 30, 2003). This increase was primarily due to an increase in interest income from floating rate negotiable deposits and higher yields from newly issued bonds and subordinated bonds, as a result of an increase in benchmark deposit rate by the Chinese central bank in 2004.

Net Realized Gains/Losses on Investments

Net realized losses on investments was RMB237 million in 2004, compared to net realized gains of RMB868 million in 2003. This change reflected net realized losses of RMB317 million on debt securities which was primarily due to the impairment of bonds entrusted with Min Fa Security Limited Company, and net realized gains of RMB80 million on securities investment funds in 2004. In 2003, net realized gains was RMB550 million on debt securities and RMB318 million on securities investment funds. See note 1 of the notes to the financial statements included elsewhere in this results announcement for more information on the bonds entrusted with Min Fa Security Limited Company.

Net Unrealized Gains/Losses on Investments

We reflect unrealized gains or losses on investments designated as trading in current period income. Our net unrealized losses on investments was RMB1,061 million in 2004, compared to net unrealized gains of RMB247 million in 2003. The results in 2004 reflected net unrealized gains of RMB11 million on debt securities and net unrealized losses on securities investment funds of RMB1,072 million, due to a deep fall in the securities market in 2004.

Deposits and Policy Fees

Deposits are gross additions to policyholder contract deposits. Total deposits decreased by RMB2,464 million, or 2.7%, to RMB88,737 million in 2004 from RMB91,201 million in 2003. Policy fees decreased by RMB902 million, or 14.8%, to RMB5,194 million in 2004 from RMB6,096 million in 2003. These decreases were primarily due to the effect of restructuring described above and decreased sales of investment-type products in the individual life insurance business, offset in part by increased sales of participating annuity products in group life insurance business.

Total deposits attributable to the transferred and new policies increased by RMB1,302 million, or 1.5%, to RMB88,737 million in 2004 from RMB87,435 million in 2003. Policy fees attributable to the transferred and new policies decreased by RMB363 million, or 6.5%, to RMB5,194 million in 2004 from RMB5,557 million in 2003. These changes reflected increased sales of participating annuity products in group life insurance business, and decreased sales of investment-type products in the individual life insurance business, as well as an increase in the proportion of investment-type products that are single premium products. Total deposits from participating products increased by RMB1,040 million, or 1.3%, to RMB81,416 million in 2004 from RMB80,376 million in 2003. Total policy fees from participating products decreased by RMB563 million, or 13.4%, to RMB3,651 million in 2004 from RMB4,214 million in 2003.

Individual Life Insurance Business

Deposits in the individual life insurance business decreased by RMB12,981 million, or 16.2%, to RMB66,981 million in 2004 from RMB79,962 million in 2003. Policy fees from the individual life insurance business decreased by RMB972 million, or 16.9%, to RMB4,796 million in 2004 from RMB5,768 million in 2003. These decreases reflected effect of restructuring described above, as well as the adjustment of our product selling strategy to concentrate more on risk type products, which led to a decrease in sales of investment type products.

Deposits in the individual life insurance business attributable to the transferred and new policies decreased by RMB10,337 million, or 13.4%, to RMB66,981 million in 2004 from RMB77,318 million in 2003. Policy fees from the individual life insurance business attributable to the transferred and new policies decreased by RMB584 million, or 10.9%, to RMB4,796 million in 2004 from RMB5,380 million in 2003. These decreases were primarily due to the adjustment of our product selling strategy to concentrate more on risk type products, which led to a decrease in sales of investment type products.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB10,517 million, or 93.6%, to RMB21,756 million in 2004 from RMB11,239 million in 2003. Policy fees from the group life insurance business increased by RMB70 million, or 21.3%, to RMB398 million in 2004 from RMB328 million in 2003. These increases were primarily due to an increase of sales of participating annuity products, offset in part by the effect of the restructuring described above.

Deposits in the group life insurance business attributable to the transferred and new policies increased by RMB11,639 million, or 115.0%, to RMB21,756 million in 2004 from RMB10,117 million in 2003. Policy fees from the group life insurance business attributable to the transferred and new policies increased by RMB221 million, or 124.9%, to RMB398 million in 2004 from RMB177 million in 2003. These increases were due to increased sales of participating annuity products.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, decreased by RMB10,148 million, or 17.9%, to RMB46,388 million in 2004 from RMB56,536 million in 2003. This decrease was due to the effect of restructuring described above, offset in part by an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits decreased by RMB1,754 million, or 20.5%, to RMB6,816 million in 2004 from RMB8,570 million in 2003. This decrease was principally due to the effect of restructuring described above, offset in part by an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees decreased to 10.3% in 2004 from 12.4% in 2003.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to the transferred and new policies increased by RMB11,175 million, or 31.7%, to RMB46,388 million in 2004 from RMB35,213 million in 2003. This increase was primarily due to the increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB6,401 million, or 45.8%, to RMB20,383 million in 2004 from RMB13,982 million in 2003. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB2,124 million, or 396.3%, to RMB2,660 million in 2004 from RMB536 million in 2003 and the increase in future life policyholder benefits increased by RMB4,277 million, or 31.8%, to RMB17,723 million in 2004 from RMB13,446 million in 2003.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business decreased by RMB11,512 million, or 22.6%, to RMB39,435 million in 2004 from RMB50,947 million in 2003. This decrease was due to the effect of the restructuring described above, offset in part by the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB1,322 million, or 17.1%, to RMB6,422 million in 2004 from RMB7,744 million in 2003 and the increase in future life policyholder benefits decreased by RMB10,190 million, or 23.6%, to RMB33,013 million in 2004 from RMB43,203 million in 2003.

Insurance benefits and claims for the individual life insurance business attributable to the transferred and new policies increased by RMB9,489 million, or 31.7%, to RMB39,435 million in 2004 from RMB29,946 million in 2003. This increase was primarily due to the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB3,074 million, or 91.8%, to RMB6,422 million in 2004 from RMB3,348 million in 2003. This increase was primarily due to an increased impact of the participating products, which we started to sell in 2000, and which pay Survivorship benefits to policyholders every three years. The increase in future life policyholder benefits increased by RMB6,415 million, or 24.1%, to RMB33,013 million in 2004 from RMB26,598 million in 2003.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB172 million, or 24.3%, to RMB535 million in 2004 from RMB707 million in 2003. This decrease was due to the effect of the restructuring described above, offset in part by the increase in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB432 million, or 52.3%, to RMB394 million in 2004 from RMB826 million in 2003 and the increase in future life policyholder benefits was RMB141 million in 2004, compared with a decrease of RMB119 million in 2003.

Insurance benefits and claims for the group life insurance business attributable to the transferred and new policies increased by RMB150 million, or 39.0%, to RMB535 million in 2004 from RMB385 million in 2003. This increase was primarily due to the increase in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB76 million, or 16.2%, to RMB394 million in 2004 from RMB470 million in 2003 and the increase in future life policyholder benefits was RMB141 million in 2004, compared with a decrease of RMB85 million in 2003.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB1,536 million, or 31.5%, to RMB6,418 million in 2004 from RMB4,882 million in 2003. Substantially all of these amounts related to transferred and new policies. This increase was primarily due to the increase in business volume of health insurance business, which has a relatively higher claim rate and an increase in medical expenses.

Policyholder Dividends and Participation in Profits

Policyholder dividends and participation in profits increased by RMB841 million, or 69.7%, to RMB2,048 million in 2004 from RMB1,207 million in 2003. Virtually all of these amounts were attributable to the transferred and new policies because our predecessor only began to sell participating products in 2000. This increase was primarily due to increases in our reserves and business volume.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs reflects the amortization of deferred policy acquisition costs attributable to the transferred and new policies. The majority of acquisition costs attributable to the transferred and new policies are deferrable. Amortization of deferred policy acquisition costs increased by RMB1,240 million, or 24.7%, to RMB6,263 million in 2004 from RMB5,023 million in 2003. This increase was primarily due to an increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect acquisition costs attributable to non-transferred policies in the individual life insurance business and group life insurance business, as well as non-deferrable portion of underwriting and policy acquisition costs in transferred and new policies. Underwriting and policy acquisition costs increased by RMB178 million, or 13.8%, to RMB1,472 million in 2004 from RMB1,294 million in 2003. Underwriting and policy acquisition costs were 2.26% of net premiums earned and policy fees in 2004, compared with 1.91% in 2003.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB161 million, or 18.1%, to RMB1,051 million in 2004 from RMB890 million in 2003. This increase was primarily due to the increase in business volume during the period, as well as an increase in the sales of risk-type and regular-premium products, which have a relatively higher commission. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB17 million, or 4.2%, to RMB421 million in 2004 from RMB404 million in 2003. This increase was primarily due to the increase in business volume.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the transferred and new policies, as well as compensation and other administrative expenses. Administrative expenses decreased by RMB277 million, or 4.0%, to RMB6,585 million in 2004 from RMB6,862 million in 2003. This decrease primarily reflected the effect of the restructuring described above, offset in part by the increase in business volume.

Other Operating Expenses

Other operating expenses, which primarily consist of employee housing benefits and expenses of non-core businesses (which includes investments in property, hotels and other operations through subsidiaries), decreased by RMB741 million, or 85.0%, to RMB131 million in 2004 from RMB872 million in 2003. A substantial amount of other operating expenses in 2003 comprises investments in property, hotels and other operations through subsidiaries, which we no longer have after the restructuring. This decrease primarily reflected the effect of the restructuring described above and the effective control of the costs by us.

Interest Credited to Policyholder Contract Deposits

Interest credited to policyholder contract deposits decreased by RMB2,940 million, or 40.5%, to RMB4,320 million in 2004 from RMB7,260 million in 2003. This decrease primarily reflected the effect of the restructuring described above, offset in part by an increase in the total policyholder account balance.

Interest credited to policyholder contract deposits attributable to the transferred and new policies increased by RMB1,400 million, or 47.9%, to RMB4,320 million in 2004 from RMB2,920 million in 2003. This increase was primarily due to an increase in the total policyholder account balance. Interest credited to participating policyholder contract deposits increased by RMB1,372 million, or 61.4%, to RMB3,607 million in 2004 from RMB2,235 million in 2003.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, increased by RMB1,100 million, or 93.2%, to RMB2,280 million in 2004 from RMB1,180 million in 2003. This increase was primarily due to an increase in profits and the fact that in accordance with PRC law, the Company and China Life Insurance Asset Management Company Limited, which is controlled by the Company, are subject to tax on their income from the dates of their incorporation, June 30, 2003 and November 23, 2003. Our effective tax rate for 2004 was 24% as compared with a statutory tax rate of 33% principally because we had substantial interest income from government bonds which are not taxable.

Net Profit/Loss

For the reasons set forth above, net profit was RMB7,171 million in 2004, compared to a net loss of RMB1,428 million in 2003.

Individual Life Insurance Business

Net profit in the individual life insurance business was RMB8,503 million in 2004, compared to a net loss of RMB208 million in 2003. This result was primarily due to increased sales of risk-type products as well as the increased impact of the more profitable transferred and new policies in the individual life business following the restructuring.

Group Life Insurance Business

Net loss in the group life insurance business was RMB296 million in 2004, an improvement from a net loss of RMB1,263 million in 2003. This result was primarily due to the increased impact of the more profitable transferred and new policies in the group life business following the restructuring.

Accident and Health Insurance Business

Net profit in the accident and health insurance business decreased by RMB208 million, or 15.1%, to RMB1,172 million in 2004 from RMB1,380 million in 2003. The decrease in profitability was primarily due to the increased relative weight of the health insurance business in the accident and health insurance business. The overall performance of the accident insurance remained strong. The adverse performance of our health insurance business was primarily due to higher medical costs during the period, which were not matched by price increases for our products.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales of investment assets, investment income and financing through initial public offering. The primary liquidity concerns with respect to these cash inflows are the risk of early contract holder and policyholder withdrawal, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our portfolio of cash and investment assets. As of December 31, 2004, the amount of cash and cash equivalents was RMB27,217 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2004, the amount of term deposits was RMB175,498 million.

Our portfolio of investment securities also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2004, investments in fixed maturity securities had a fair value of RMB150,351 million. As of December 31, 2004, investments in equity securities, primarily through securities investment funds, had a fair value of RMB17,271 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. We believe that some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net Cash provided by operating activities was RMB32,914 million in 2004, a decrease from RMB38,510 million in 2003. This decrease was primarily due to the effect of the restructuring described above.

Net cash used in investing activities was RMB120,526 million in the year ended December 31, 2004 and RMB105,166 million in the year ended December 31, 2003. The increases in cash used in investing activities over all of these periods were primarily due to the growth in premiums and deposits.

Net cash provided by financing activities was RMB72,213 million in the year ended December 31, 2004 and RMB94,743 million in the year ended December 31, 2003. The changes in cash provided by financing activities over these periods were primarily due to the growth in deposits. In addition, our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million. As of December 31, 2004, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts overseas, and the rest was held in bank deposit accounts as structured deposits in foreign currency in China. We expect to use such proceeds for general corporate purposes and to strengthen our capital base.

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency level of the company (which is its admissible assets less admissible liabilities, determined in accordance with PRC GAAP and relevant rules) by the minimum solvency level it is required to meet. The following table shows the Company's solvency ratio as of December 31, 2004:

As of December 31, 2004
(RMB in millions, except percentage data)
Actual solvency	54,456
Minimum solvency	17,264
Solvency ratio	315%

Insurance companies are required to calculate and report annually to the CIRC their solvency level and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” of four or more of the ratios can lead to regulatory action being taken by the CIRC.

The Company’s solvency level as of December 31, 2004 was approximately 3.15 times the minimum regulatory requirement and nine applicable financial ratios were within their usual ranges. Among the twelve financial ratios, the calculation of three other ratios requires financial data of two previous years, and the Company was accordingly not able to calculate such three ratios for the year of 2004 because it was just established in 2003.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During the year, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company's securities.

IN COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

The Directors confirmed that the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange during 2004.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

All detailed information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange in force prior to March 31, 2004, which remain applicable to results announcement in respect of accounting periods commencing before July 1, 2004, will be published on the Stock Exchange's website in due course.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on June 16, 2005, details of which will be set out in the notice of Annual General Meeting of the Company to be published in due course.

By order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Wang Xianzhang
Chairman

The Directors of China Life Insurance Company Limited are as follows:

Wang Xianzhang (Executive Director)

Miao Fuchun (Executive Director)

Wu Yan (Non-executive Director)

Shi Guoqing (Non-executive Director)

Long Yongtu (Independent Non-executive Director)

Chau Tak Hay (Independent Non-executive Director)

Sun Shuyi (Independent Non-executive Director)

Cai Rang (Independent Non-executive Director)

Fan Yingjun (Independent Non-executive Director)

Beijing, China, April 18, 2005